================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                     --------------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     --------------------------------------

                           EUROWEB INTERNATIONAL CORP.
                       (Name of Subject Company (Issuer))

                                 PANSOURCE B.V.
                            EVEREST ACQUISITION CORP.
                              KONINKLIJKE KPN N.V.
                                KPN TELECOM B.V.
                                   (Offerors)

       (Names of Filing Persons (Identifying Status as Offeror, Issuer or
                                 Other Person))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    298801101
                       (CUSIP Number of Class Securities)

                              JAN-ROELOF STIENSTRA
                              PROJECT MANAGER, M&A
                              KONINKLIJKE KPN N.V.
                                   MAANPLEIN 5
                               2516 CK, THE HAGUE
                                 THE NETHERLANDS
                                 +31-70-343-4595

            (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                               ERIC S. SHUBE, ESQ.
                                  ALLEN & OVERY
                               10 EAST 50TH STREET
                            NEW YORK, NEW YORK 10022
                                       USA
                                 +1-212-610-6300

                           CALCULATION OF FILING FEE:

--------------------------------------------------------------------------------
Transaction valuation*                                     Amount of filing fee
      $11,722,903                                                $1,079
--------------------------------------------------------------------------------

[ ]      Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------
Amount Previously Paid:                                      Not applicable
--------------------------------------------------------------------------------
Form or Registration No.:                                    Not applicable
--------------------------------------------------------------------------------
Filing Party:                                                Not applicable
--------------------------------------------------------------------------------
Date Filed:                                                  Not applicable
--------------------------------------------------------------------------------

[ ]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[X]      going-private transaction subject to Rule 13e-3.

[X]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


------------
* For purposes of calculating amount of filing fee only. This amount is based upon (a) the maximum number of shares to be purchased pursuant to the Offer and
(b) the price offered per share.

         -------------------
         CUSIP NO. 298801101
         -------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke KPN N.V.
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2                                                                 (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
         SEC USE ONLY
3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS (SEE INSTRUCTIONS)
4
         WC
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
5
         [ ]
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         The Netherlands
--------------------------------------------------------------------------------
                                        SOLE VOTING POWER
                          7
         NUMBER OF                             0

         SHARES           ------------------------------------------------------
                                        SHARED VOTING POWER
         BENEFICIALLY     8
                                               2,992,360*
         OWNED BY
                          ------------------------------------------------------
         EACH                           SOLE DISPOSITIVE POWER
                          9
         REPORTING                             0

         PERSON           ------------------------------------------------------
                                        SHARED DISPOSITIVE POWER
         WITH             10
                                               2,992,360*

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         2,992,360*
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12
         [ ]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         57.6%**
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
         CO
--------------------------------------------------------------------------------
*  See Note on page 6.
** See Note on page 6.

         -------------------
         CUSIP NO. 298801101
         -------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KPN Telecom B.V.
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2                                                                 a)  [ ]
                                                                  b)  [ ]
--------------------------------------------------------------------------------
         SEC USE ONLY
3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS (SEE INSTRUCTIONS)
4
         WC
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
5
         [ ]
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         The Netherlands
--------------------------------------------------------------------------------
                                        SOLE VOTING POWER
                          7
         NUMBER OF                      0

         SHARES           ------------------------------------------------------
                               SHARED VOTING POWER
         BENEFICIALLY     8
                                        2,992,360*
         OWNED BY
                          ------------------------------------------------------
         EACH                           SOLE DISPOSITIVE POWER
                          9
         REPORTING                      0

         PERSON           ------------------------------------------------------
                                        SHARED DISPOSITIVE POWER
         WITH             10
                                        2,992,360*

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         2,992,360*
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12
         [ ]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         57.6**
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
         CO
--------------------------------------------------------------------------------

* As of the date of this filing, KPN Telecom B.V. ("KPN Telecom") holds 2,461,014 shares of common stock of EuroWeb International Corp. (the "Company"). Beneficial ownership of 2,992,360 shares reported hereunder is so being reported solely as a result of the Option Agreement described in Section 2 ("Agreements with EuroWeb and Affiliates") of the Offer to Purchase filed as an exhibit to this Schedule TO, which is incorporated herein by reference. The Option Agreement provides for the grant to KPN Telecom of options to purchase such number of shares of Company common stock as are issuable upon exercise of options and warrants to third parties outstanding as of November 19, 1999 on such terms as may be necessary to ensure that KPN Telecom may maintain ownership of a majority interest of the issued and outstanding shares of Company common stock.

    Of the total number of third party options and warrants outstanding as of November 19, 1999, options and warrants for 531,346 shares remain outstanding. Because KPN Telecom cannot exercise its options to purchase shares under the Option Agreement unless and until such options or warrants are exercised by third parties, KPN Telecom expressly disclaims beneficial ownership of all such shares.

** According to information given to KPN by the Company, as of December 31, 2001, the Company had 4,665,332 shares issued and outstanding and options and warrants (other than options held by KPN Telecom) to purchase 544,847 shares. The stated percentage assumes exercise in full of each option of KPN Telecom under the Option Agreement, but not the exercise of third party options or warrants that would be a necessary condition to the exercise of such KPN Telecom B.V. options. If all outstanding third party options and warrants and all KPN Telecom options were exercised, the percentage represented by the amount in rows 8, 10 and 11 would be 52.1%.

                                   SCHEDULE TO

         This Tender Offer Statement, Rule 13e-3 Transaction Statement and
Schedule 13D filed under cover of Schedule TO relates to the offer by Everest Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Pansource B.V. ("Pansource"), a private company with limited liability incorporated under the laws of the Netherlands and an indirect wholly owned subsidiary of Koninklijke KPN N.V. ("KPN"), a company incorporated under the laws of the Netherlands, to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of EuroWeb International Corp., a Delaware corporation (the "Company"), at a price of $2.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser, Pansource, KPN Telecom B.V. ("KPN Telecom") and KPN.

ITEM 4.  TERMS OF THE TRANSACTION

         (a)(1) Reference is made to the information set forth under "Summary Term Sheet," "Introduction," Section 5 ("Special Factors--Purpose and Structure of the Offer; Plans for EuroWeb"), Section 6 ("The Tender Offer--Terms of the Offer"), Section 7 (The Tender Offer--Acceptance for Payment and Payment"),
Section 8 ("Procedures for Accepting the Offer and Tendering Shares"), Section 9 ("Withdrawal Rights") and Section 11 ("The Tender Offer--United States Federal Income Tax Considerations") of the Offer to Purchase, which is incorporated herein by reference.

         (a)(2) Reference is made to the information set forth under "Summary Term Sheet," "Introduction," Section 5 ("Special Factors--Purpose and Structure of the Offer, Plans for EuroWeb"), Section 11 ("The Tender Offer--United States Federal Income Tax Considerations") and Section 14 ("The Tender Offer--Merger; Appraisal Rights; Rule 13e-3") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (a) and (c) (1) - (7) Reference is made to the information set forth under "Summary Term Sheet," "Introduction," Section 1 ("Special Factors--Background of the Offer; Contacts with EuroWeb"), Section 5 (Special Factors--Purpose and Structure of the Offer; Plans for EuroWeb") and Section 14 ("The Tender Offer--Merger; Appraisal Rights; Rule 13e-3") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a), (b) and (d) Reference is made to the information set forth under
Section 15 ("The Tender Offer--Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The financial statements of Everest Acquisition Corp., Pansource, KPN Telecom and KPN are not material to the Offer.

         (b) Pro forma financial statements of Everest Acquisition Corp., Pansource, KPN Telecom and KPN are not material to the Offer.

ITEM 11. ADDITIONAL INFORMATION

         (a)(1) None.

         (a)(2) Reference is made to the information set forth under "Introduction," Section 7 ("The Tender Offer--Acceptance for Payment and Payment"), Section 8 ("The Tender Offer--Procedures for Accepting the Offer and Tendering Shares"), Section 14 ("The Tender Offer--Merger; Appraisal Rights; Rule 13e-3") and Section 18 ("The Tender Offer--Legal Matters") of the Offer to Purchase, which is incorporated herein by reference.

         (a)(3) None.

         (a)(4) Reference is made to the information set forth under Section 5 (Special Factors--Purpose and Structure of the Offer; Plans for EuroWeb") and
Section 18 ("The Tender Offer--Legal Matters") of the Offer to Purchase, which is incorporated herein by reference.

         (a)(5) None.

         (b) Reference is made to the Letter of Transmittal and the information set forth under Section 4 ("Special Factors--Financial Projections and Other Information") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 12. EXHIBITS

         (a)(1)(A) Offer to Purchase dated February 20, 2002.

         (a)(1)(B) Letter of Transmittal.

         (a)(1)(C) Notice of Guaranteed Delivery.

         (a)(1)(D) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (a)(1)(G) Press Release issued by KPN on February 20, 2002.

        (a)(1)(H) Summary Advertisement as published on February 20, 2002.

        (a)(1)(I) Press Release Issued by Pantel Rt. on February 20, 2002.

        (b) Credit Facility Agreement dated February 19, 2002 by and between Everest Acquisition Corp. and Telki Holding B.V.

         (d) (1) Amended and Restated Subscription Agreement dated as of November 19, 1999, as amended and restated on December 13, 1999, between the Company, KPN Telecom and certain directors of the Company, incorporated herein by reference to Appendix II to Schedule 14A filed by the Company with the Securities and Exchange Commission (the "SEC") on December 15, 1999.

         (d) (2) Amended and Restated Option Agreement dated as of November 19, 1999, as amended and restated on December 13, 1999, between KPN Telecom and the Company, incorporated herein by reference to Appendix III to Schedule 14A filed by the Company with the SEC on December 15, 1999.

         (g) None.

         (h) None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

           Item 1.Summary Term Sheet.

                  Reference is made to the information set forth under "Summary Term Sheet" of the Offer to Purchase, which is incorporated herein by reference.

           Item 2.Subject Company Information.

                  (a) Reference is made to the information set forth under
         Section 10 ("The Tender Offer--Information Concerning EuroWeb") of the Offer to Purchase, which is incorporated herein by reference.

                  (b) Reference is made to the information set forth on the cover page and in the "Introduction" of the Offer to Purchase, which is incorporated herein by reference.

                  (c) Reference is made to the information set forth under
         Section 12 ("The Tender Offer--Price Range of the Shares") of the Offer to Purchase, which is incorporated herein by reference.

                  (d) Reference is made to the information set forth under
         Section 12 ("The Tender Offer--Price Range of the Shares") of the Offer to Purchase, which is incorporated herein by reference.

                  (e) Not Applicable.

                  (f) Reference is made to the information set forth under
         Section 2 ("Special Factors--Agreements with EuroWeb and Affiliates") of the Offer to Purchase, which is incorporated herein by reference.

         Item 3.Identity and Background of Filing Person.

                  (a) Reference is made to the information set forth under
Section 13 ("The Tender Offer--Information Concerning Everest Acquisition Corp., Pansource and KPN") and Schedule I ("Information Concerning the Directors and Executive Officers of KPN, KPN Telecom, Pansource and Everest Acquisition Corp.") of the Offer to Purchase, which is incorporated herein by reference.

                  (b) Reference is made to the information set forth under
Section 13 ("The Tender Offer--Information Concerning Everest Acquisition Corp., Pansource and KPN") and Schedule I ("Information Concerning the Directors and Executive Officers of KPN, KPN Telecom, Pansource and Everest Acquisition Corp.") of the Offer to Purchase, which is incorporated herein by reference.

                  (c) Reference is made to the information set forth under
Section 13 ("The Tender Offer--Information Concerning Everest Acquisition Corp., Pansouce and KPN") and Schedule I ("Information Concerning the Directors and Executive Officers of KPN, KPN Telecom, Pansource and Everest Acquisition Corp.") of the Offer to Purchase, which is incorporated herein by reference.

         Item 4. Terms of the Transaction.

                  (c) None.

                  (d) Reference is made to the information set forth under
Section 14 ("The Tender Offer--Merger; Appraisal Rights; Rule 13e-3") and
Schedule II (Section 262 of the General Corporation Law of the State of Delaware") of the Offer to Purchase, which is incorporated herein by reference.

                  (e) Not Applicable.

                  (f) Not Applicable.

         Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

                  (a) Reference is made to the information set forth under
Section 1 ("Special Factors--Background of the Offer; Contacts with EuroWeb"),
Section 2 (Special Factors--Agreements with EuroWeb and Affiliates") and Section 4 ("Special Factors--Financial Projections and Other Information"), of the Offer to Purchase, which is incorporated herein by reference.

                  (b) Reference is made to the information set forth under
Section 1 ("Special Factors--Background of the Offer; Contacts with EuroWeb"),
Section 4 ("Special Factors--Financial Projections and Other Information"),
Section 5 ("Special Factors--Purpose and Structure of the Offer; Plans for EuroWeb") and Section 13 ("The Tender Offer--Information Concerning Everest Acquisition Corp., Pansource and KPN") of the Offer to Purchase, which is incorporated by reference.

                  (c) Reference is made to the information set forth under "Introduction" and Section 1 ("Special Factors-Background of the Offer; Contacts with EuroWeb") of the Offer to Purchase, which is incorporated herein by reference.

                  (e) Reference is made to the information set forth under "Introduction," Section 2 (Special Factors-- Agreements with EuroWeb and Affiliates"), Section 6 ("The Tender Offer--Terms of the Offer"), Section 7 ("The Tender Offer--Acceptance for Payment and Payment"), Section 8 ("The Tender Offer--Procedures for Accepting the Offer and Tendering Shares"), Section 9 ("The Tender Offer--Withdrawal Rights"), Section 15 ("The Tender Offer--Source and Amount of Funds") and Section 17 ("The Tender Offer--Conditions of the Offer") of the Offer to Purchase, which is incorporated herein by reference.

         Item 6.   Purposes of the Transaction and Plans or Proposals

                  (b) Reference is made to the information set forth under
Section 5 ("Special Factors--Purpose and Structure of the Offer; Plans for EuroWeb") of the Offer to Purchase, which is incorporated herein by reference.

                  (c)(1) Reference is made to the information set forth under
Section 5 ("Special Factors--Purpose and Structure of the Offer, Plans for EuroWeb") of the Offer to Purchase, which is incorporated herein by reference.

                  (c)(2) Reference is made to the information set forth under
Section 5 ("Special Factors--Purpose and Structure of the Offer, Plans for EuroWeb") of the Offer to Purchase, which is incorporated herein by reference.

                  (c)(3) Reference is made to the information set forth under
Section 5 ("Special Factors--Purpose and Structure of the Offer, Plans for EuroWeb") of the Offer to Purchase, which is incorporated herein by reference.

                  (c)(4) Reference is made to the information set forth under
Section 5 ("Special Factors--Purpose and Structure of the Offer, Plans for EuroWeb") of the Offer to Purchase, which is incorporated herein by reference.

                  (c)(5) Reference is made to the information set forth under
Section 5 ("Special Factors--Purpose and Structure of the Offer, Plans for EuroWeb") of the Offer to Purchase, which is incorporated herein by reference.

                  (c)(6) Reference is made to the information set forth under
Section 5 ("Special Factors--Purpose and Structure of the Offer, Plans for EuroWeb") of the Offer to Purchase, which is incorporated herein by reference.

                  (c)(7) Reference is made to the information set forth under
Section 5 ("Special Factors--Purpose and Structure of the Offer, Plans for EuroWeb") of the Offer to Purchase, which is incorporated herein by reference.

                  (c)(8) Reference is made to the information set forth under
Section 5 ("Special Factors--Purpose and Structure of the Offer, Plans for EuroWeb") of the Offer to Purchase, which is incorporated herein by reference.

         Item 7. Purposes, Alternatives, Reasons and Effects.

                  (a), (b) and (c) Reference is made to the information set forth under "Introduction," Section 1 ("Special Factors--Background of the Offer; Contacts with EuroWeb"), Section 3 ("Special Factors--Fairness of the Offer") and Section 5 ("Special Factors--Purpose and Structure of the Offer; Plans for EuroWeb") of the Offer to Purchase, which is incorporated herein by reference.

                  (d) Reference is made to the information set forth under
Section 5 ("Special Factors--Purpose and Structure of the Offer; Plans for EuroWeb"), Section 11 ("The Tender Offer--United States Federal Income Tax Considerations") and Section 14 ("Merger; Appraisal Rights; Rule 13e-3") of the Offer to Purchase, which is incorporated herein by reference.

         Item 8. Fairness of the Transaction.

                  (a), (b), (c), (d), (e) and (f) Reference is made to the information set forth under Section 1 ("Special Factors--Background of the Offer; Contacts with EuroWeb"), Section 3 ("Special Factors--Fairness of the Offer") and Section 5 ("Special Factors--Purpose and Structure of the Offer; Plans for EuroWeb") of the Offer to Purchase, which is incorporated herein by reference.

         Item 9. Reports, Opinions, Appraisals and Negotiations.

                          None.

         Item 10. Source and Amount of Funds or Other Consideration.

                  (c) Reference is made to the information set forth under
Section 19 ("The Tender Offer--Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

         Item 11. Interest in Securities of the Subject Company.

                  (a) Reference is made to the information set forth under "Introduction," Section 13 ("The Tender Offer--Information Concerning Everest Acquisition Corp., Pansource and KPN") and Schedule I ("Information Concerning the Directors and Executive Officers of KPN, KPN Telecom, Pansource and Everest Acquisition Corp.") of the Offer to Purchase, which is incorporated herein by reference.

                  (b) Reference is made to the information set forth in Section 13 ("The Tender Offer--Information Concerning Everest Acquisition Corp., Pansource and KPN") and Schedule I ("Information Concerning the Directors and Executive Officers of KPN, Pansource and Everest Acquisition Corp.") of the Offer to Purchase, which is incorporated herein by reference.

         Item 12.  The Solicitation or Recommendation.

                  (d) Reference is made to the information set forth under the Introduction and Section 10 ("The Tender Offer--Information Concerning EuroWeb") of the Offer to Purchase, which is incorporated herein by reference.

                  (e) The filing persons are not aware of any officer, director or affiliate of the Company or any person listed on Schedule I to the Offer to Purchase who has made a recommendation either in support of or against the Offer.

         Item 13.  Financial Statements.

                  (a) The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2000 and December 31, 1999 are incorporated herein by reference to the Consolidated Financial Statements of the Company included as Item 7 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 filed with the SEC on March 29, 2001. The unaudited consolidated financial statements of the Company for the three and nine month fiscal periods ended September 30, 2001 are incorporated herein by reference to Item 1 ("Financial Statements") of Part I of the Company's quarterly report on Form 10-QSB for the quarter ended September 30, 2001 filed with the SEC on November 12, 2001.

                  (b) Pro forma financial statements of the Company are not material to the Offer.

         Item 14.  Persons/Assets Retained, Employed, Compensated or Used.

                  (a) None.

                  (b) None.

         Item 16. Exhibits.

                  (c) None.

                  (f) Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of February 20, 2002 that the information set forth in this statement is true, complete and correct.

                  SCHEDULE TO, SCHEDULE 13E-3 AND SCHEDULE 13D

                                        EVEREST ACQUISITION CORP.

                                        By: /s/ J.R. STIENSTRA
                                           -----------------------------------
                                           Name: Mr. J.R. Stienstra
                                           Title: Vice-Chairman

                                                     PANSOURCE B.V.

                                        By: /s/ S.G.J VAN LOOSDRECHT
                                           -----------------------------------
                                           Name: Mr. S.G.J. Van Loosdrecht
                                           Title: Director

                                                     KONINKLIJKE KPN N.V.

                                        By: /s/ A.J. SCHEEPBOUWER
                                           -----------------------------------
                                           Name: Mr. A.J. Scheepbouwer
                                           Title: CEO Royal Dutch KPN N.V.

                                                     KPN TELECOM B.V.

                                        By: /s/ A.J. SCHEEPBOUWER
                                           -----------------------------------
                                           Name: Mr. A.J. Scheepbouwer
                                           Title: CEO Royal Dutch KPN N.V.

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

(a)(1)(A)         Offer to Purchase dated February 20, 2002.
(a)(1)(B)         Letter of Transmittal.
(a)(1)(C)         Notice of Guaranteed Delivery.
(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)         Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.
(a)(1)(G)         Press release issued by KPN, dated February 20, 2002.
(a)(1)(H)         Summary Advertisement published February 20, 2002.
(a)(1)(I)         Press Release Issued by Pantel Rt. on February 20, 2002.
(b) Credit Facility Agreement dated February 19, 2002 by and between Everest Acquisition Corp. and Telki Holding B.V.
(c)               None.
(d)(1) Amended and Restated Subscription Agreement dated as of November 19, 1999, as amended and restated on December 13, 1999, between the Company, KPN Telecom and certain directors of the Company, incorporated herein by reference to Appendix II to Schedule 14A filed by the Company with the SEC on December 15, 1999.
(d)(2) Amended and Restated Option Agreement dated as of November 19, 1999, as amended and restated on December 13, 1999, between KPN Telecom and the Company, incorporated herein by reference to Appendix III to Schedule 14A filed by the Company with the SEC on December 15, 1999.
(e)               None.
(f) Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).
(g)               None.
(h)               None.